1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 17, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

tsmc
2014 First Quarter
Earnings Conference
April 17, 2014
© 2014 TSMC, Ltd
Open Innovation Platform®

Agenda
tsmc
TSMC Property
Welcome
1Q14 Financial Results and 2Q14 Outlook
Key Messages
Q&A
Elizabeth Sun
Lora Ho
Mark Liu /
C.C. Wei
© 2014 TSMC, Ltd
Open Innovation Platform®

Safe Harbor Notice
tsmc
TSMC Property
TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 14, 2014 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
© 2014 TSMC, Ltd
Open Innovation Platform®

Statements of Comprehensive Income
tsmc
TSMC Property
Selected Items from Statements of Comprehensive Income
1Q14 1Q14 1Q14 1Q14
1Q14 Guidance Guidance 4Q13 1Q13 over over
(In NT$ billions) (revised) (original) 4Q13 1Q13
Net Revenue 148.22 147 136 - 138 145.81 132.76 1.7% 11.6%
Gross Margin 47.5% 47% 44.5% - 46.5% 44.5% 45.8% +3.0 ppts +1.7 ppts
Operating Expenses (17.88) (17.13) (16.38) 4.3% 9.2%
Operating Margin 35.4% 35% 32% - 34% 32.8% 33.5% +2.6 ppts +1.9 ppts
Non-Operating Items 0.78 2.62 1.32 -70.2% -40.9%
Net Income to Shareholders of the Parent Company 47.87 44.81 39.58 6.8% 21.0%
Net Profit Margin 32.3% 30.7% 29.8% +1.6 ppts +2.5 ppts
EPS (NT Dollar) 1.85 1.73 1.53 6.8% 21.0%
ROE 21.9% 21.7% 21.3% +02ppt. +06ppt.
Shipment (Kpcs, 12”-equiv. Wafer) 1,718 1,719 1,587 -0.1% 8.3%
Average Exchange Rate--USD/NTD 30.25 30.00 29.54 29.45 2.4% 2.7%
* Diluted weighted average outstanding shares were 25,930mn units in 1Q14.
** ROE figures are annualized based on average equity attributable to shareholders of the parent company.
© 2014 TSMC, Ltd
Open Innovation Platform®

1Q14 Revenue by Application
tsmc
TSMC Property
Industrial/Standard
22%
Consumer
11%
Computer
13%
Communication
54%
Communication
Revenue (NT$B)
100
0
QoQ
+8%
4Q13 1Q14
Computer
Revenue (NT$B)
100
0
QoQ +2%
4Q13 1Q14
Consumer
Revenue (NT$B)
100
0
QoQ -14%
4Q13 1Q14
Industrial/Standard
Revenue (NT$B)
100
0
QoQ +2%
4Q13 1Q14
© 2014 TSMC, Ltd
Open Innovation Platform®

1Q14 Revenue by Technology

TSMC Property


0.25/0.35um
4%
0.5um+
1%
0.11/0.13um
3%
90nm
7%
0.15/0.18um
14%
28nm
34%
65nm
16%
40/45nm
21%


40/45nm and below revenue
Revenue (NT$B)
0
10
20
30
40
50
60
70
80
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14
28nm Revenue (NT$B)
40/45nm Revenue (NT$B)

© 2014 TSMC, Ltd

Open Innovation Platform®

Balance Sheets & Key Indices
tsmc
TSMC Property
Selected Items from Balance Sheets
(In NT$ billions)
Cash & Marketable Securities
Accounts Receivable
Inventories
Long-term Investments
Net PP&E
Total Assets
Current Liabilities
Long-term Interest-bearing Debts
Total Liabilities
Total Shareholders’ Equity
Key Indices
A/R Turnover Days
Inventory Turnover Days
Current Ratio (x)
Asset Productivity (x)
1Q14 Amount 234.95 74.33 43.48 90.85 828.01 1,298.74 174.40 212.62 400.74 898.00 45 52 2.0 0.7% 18.1% 5.7% 3.3% 7.0% 63.8% 100.0% 13.4% 16.4% 30.9% 69.1%
4Q13 Amount 245.34 71.94 37.50 89.18 792.67 1,263.06 189.78 211.58 415.28 847.78 48 45 1.9 0.8% 19.4% 5.7% 3.0% 7.1% 62.8% 100.0% 15.0% 16.8% 32.9% 67.1%
1Q13 Amount 189.26 65.91 37.83 70.70 666.45 1,061.63 158.21 127.09 292.98 768.65 43 51 1.9 0.8
% 17.9% 6.2% 3.6% 6.6% 62.8% 100.0% 14.9% 12.0% 27.6% 72.4%
* Total outstanding shares were 25,929mn units at 3/31/14.
** Asset productivity = Annualized net revenue / Average net PP&E
© 2014 TSMC, Ltd
Open Innovation Platform®

Cash Flows
tsmc
TSMC Property
(In NT$ billions)
1Q14
4Q13
1Q13
Beginning Balance
242.70
216.60
143.41
Cash from operating activities
94.86
102.77
73.57
Capital expenditures
(114.91)
(73.96)
(80.42)
Short-term loans
8.82
(2.32)
0.23
Proceeds from issuance of bonds
0.00
0.00
45.00
Investments and others
0.23
(0.39)
4.24
Ending Balance
231.70
242.70
186.03
Free Cash Flow (1)
(20.05)
28.81
(6.85)
(1) Free cash flow = Cash from operating activities - Capital expenditures
© 2014 TSMC, Ltd
Open Innovation Platform®

2Q14 Guidance
tsmc
TSMC Property
Based on our current business outlook and exchange rate assumption, management expects:
Revenue to be between NT$ 180 billion and NT$ 183 billion, at a forecast exchange rate of 30.10 NT dollars to 1 US dollar
Gross profit margin to be between 47.5% and 49.5%
Operating profit margin to be between 36.5% and 38.5%
© 2014 TSMC, Ltd
Open Innovation Platform®

Recap of Recent Major Events
tsmc
TSMC Property
TSMC to Sell 5% of Vanguard International Semiconductor ( 2014/04/11 )
TSMC Updates 1Q14 Guidance. First Quarter Revenue is Expected to be About NT$147 billion. Gross Profit Margin is Expected to be About 47% and the Operating Profit Margin is Expected to be About 35% ( 2014/03/12 )
TSMC Board of Directors Proposes NT$3.0 Cash Dividend per Share and Approves 2014
Annual Shareholders’ Meeting to be Held on June 24 ( 2014/02/18 )
TSMC Approved the Appointments of TSMC North America President Rick Cassidy and TSMC
Vice President of R&D Dr. Wei-Jen Lo as Senior Vice Presidents of TSMC ( 2014/02/18 )
Please visit TSMC’s Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw ) for details and other announcements
© 2014 TSMC, Ltd
Open Innovation Platform®

tsmc
TSMC Property
http://www.tsmc.com
invest@tsmc.com
© 2014 TSMC, Ltd
Open Innovation Platform®